Exhibit 99.1

Seanergy Maritime Announces Pricing of €100 Million Unsecured Corporate Bond trading on Euronext Athens

July 8, 2026 – Glyfada, Greece – Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today the pricing of the offering of €100 million of unsecured bonds (the “Bonds”) to investors in Greece. The Bonds will be admitted to trading on the Fixed Income Securities Segment of Euronext Athens Holding S.A. (“Euronext Athens”).

The Bonds mature in July 2031, were issued at par and carry a coupon of 4.90% per annum, payable semi-annually. Settlement is expected on July 10, 2026 and trading is expected to commence on July 13, 2026.

The proceeds are expected to be used to finance part of the cost of newbuilding vessels and/or second-hand vessel acquisitions, as well as for general corporate and working capital purposes. Offering expenses are estimated at approximately €4.4 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are very pleased with the successful completion of this offering, which represents an important milestone for Seanergy in the Hellenic capital markets.

“We sincerely thank the Hellenic investment community for its strong confidence in our strategy and long-term prospects.

“The Bonds provide meaningful non-dilutive capital, diversifying further our capital structure, while supporting the disciplined execution of our fleet growth strategy.”

The Bonds have not been and will not be registered under the Securities Act of 1933, as amended or the securities laws of any state of the United States, and, subject to certain exceptions, may not be offered or sold within the United States. The offering of Bonds is not directed to, and may not be accessed by, any person located in the United States. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Bonds, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize shipping company publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company owns or finance leases 19 vessels (2 Newcastlemax and 17 Capesize) with an average age of approximately 15.0 years and an aggregate cargo carrying capacity of approximately 3,463,843 dwt. Upon completion of the sale of the M/V Dukeship and the delivery of the newbuilding vessels, the Company is expected to own or finance lease 24 vessels (3 Newcastlemax and 21 Capesize), with an aggregate cargo carrying capacity of approximately 4,400,390 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the consummation of and use of proceeds of the offering of Bonds. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks arising from trade disputes between the U.S. and China, including the re-imposition of reciprocal port fees; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between the U.S. and Israel and Iran, the  U.S. and Venezuela, China and Taiwan and Russia and Ukraine; risks associated with the length and severity of pandemics; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

Anna Wichmann
Capital Link Athens
Tel: +30 210 6109 800
E-mail: seanergy@capitallink.com